                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from _____________ to _________________ .



                        Commission File Number: 000-21553



                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                            (Full title of the plan)


                          METROPOLITAN FINANCIAL CORP.
                           22901 Millcreek Boulevard
                           Highland Hills, Ohio 44122
                                 (216) 206-6000
             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

         1.       Report of Independent Auditors

         2.       Statements of Net Assets Available for Benefits

         3.       Statements of Changes in Net Assets Available for Plan
                  Benefits

         4.       Notes to Financial Statements

         5.       Schedule of Assets Held for Investment Purposes at the End of
                  Year

EXHIBITS.  The following exhibit is filed as part of this annual report.

         Exhibit 23 - Consent of Crowe, Chizek and Company, LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             METROPOLITAN FINANCIAL CORP.
                             STOCK PURCHASE PLAN

                             By:    METROPOLITAN BANK AND TRUST COMPANY, Trustee


                             By:   /s/ Kenneth T. Koehler
                               ------------------------------------------------
                                      Kenneth T. Koehler, President,
                                      Chief Operating Officer, Assistant
                                      Secretary and Assistant Treasurer

Date:  June 3, 2002

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Metropolitan Financial Corp. Stock Purchase Plan
Highland Hills, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Metropolitan Financial Corp. Stock Purchase Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ Crowe, Chizek and Company LLP

Cleveland, Ohio
March 21, 2002

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                           December 31, 2001 and 2000
-------------------------------------------------------------------------------








                                                                  2001                   2000
                                                                  ----                   ----
ASSETS

Metropolitan Financial Corp. common stock
  (Cost 2001 - $263,093, 2000 - $182,734)                    $   201,087             $    99,750

Cash                                                                  11                     201
                                                             -----------             -----------

         Total assets                                            201,098                  99,951
                                                             -----------             -----------

LIABILITIES

Payable to Plan members for excess contributions                    --                      --
                                                             -----------             -----------

Net assets available for Plan benefits                       $   201,098             $    99,951
                                                             ===========             ===========















   The accompanying notes are an integral part of these financial statements.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------






                                                                                    2001                   2000
                                                                                    ----                   ----

Sources of assets:

Contributions -
     Members                                                                   $    95,894             $   129,863
     Employer                                                                        4,896                   7,265
Appreciation (depreciation) in market value of investments                          19,095                 (72,184)
                                                                               -----------             -----------

         Total sources of assets                                                   119,885                  64,944

Applications of assets:

Distributions to members for terminations,
   withdrawals and excess contributions                                             18,738                   6,432
                                                                               -----------             -----------

         Total applications of assets                                               18,738                   6,432
                                                                               -----------             -----------

Net increase in net assets available for Plan benefits                             101,147                  58,512

Net assets available for Plan benefits:

     Beginning of year                                                              99,951                  41,439
                                                                               -----------             -----------

     End of year                                                               $   201,098             $    99,951
                                                                               ===========             ===========
















   The accompanying notes are an integral part of these financial statements.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------



NOTE 1 - DESCRIPTION OF THE PLAN

The Metropolitan Financial Corp. Stock Purchase Plan (the Plan) is a contributory stock purchase plan established September 1, 1999 by the Metropolitan Financial Corp. (MFC), the plan sponsor, to allow employees and directors of MFC and its subsidiaries to invest in common stock of MFC. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All employees and Directors of MFC and its subsidiaries who desire to purchase shares of the Common Stock of MFC through payroll deductions or individual contributions in accordance with the terms and conditions of this Plan are eligible for the Plan. MFC offers all eligible Participants the opportunity to purchase shares of stock at 95% of the then current market value of the stock.

The Plan is administered by the Trust department of MB&T as (the Plan Administrator) appointed by MFC. Plan assets are held in trust by MB&T as Trustee (the Trustee) under the overall direction of the Plan Administrator. Cash contributions by both members and MFC are invested in MFC common stock. The assets of the Plan are allocated among accounts established for each member. Income is allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for MFC contributions are determined on the basis of the member's proportionate share of total member contributions. Shares may be distributed upon retirement, death or permanent disability, and provision is also made for distribution in the event of termination.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING: The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

INVESTMENT IN MFC STOCK: Investments in MFC common stock are presented at market value. Market value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

TRUST MANAGEMENT: Under the terms of a trust agreement between the Trustee and MFC, the Trustee manages a trust (the Trust) on behalf of the Plan. The investments, and changes therein, of this Trust have been reported to the Plan by the Trustee as having been determined through the use of market values for all assets of the Trust. Security transactions are recorded on a trade-date basis. The cost of shares distributed is based on average cost.

COST AND EXPENSES: The Trust Department of MFC provides the service of purchasing shares for Plan participants at no cost. MFC will pay the brokerage commissions, if any, on shares purchased.


NOTE 3 - UNREALIZED APPRECIATION OF INVESTMENTS

The Plan carried its investment in MFC securities at market value. Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments and is summarized, as follows:

                                                                                    Year Ended December 31,
                                                                                2001                      2000
                                                                                ----                      ----
Net unrealized appreciation (depreciation)
  at beginning of year                                                     $   (82,984)            $   (10,800)

Net increase (decrease) in market  value of
  investments during the year                                                   20,978                 (72,184)
                                                                           -----------             -----------

Net unrealized appreciation (depreciation) at end of year                  $   (62,006)            $   (82,984)
                                                                           ===========             ===========

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 4 - DISTRIBUTIONS TO MEMBERS

Upon withdrawal from the Plan, distributions are made to members (or the beneficiary in the case of death) after receipt of written consent from the member. Distributions are made in whole shares of stock, with fractional shares payable in cash.


NOTE 5 - INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the plan's assets is not exempt from federal income taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. However, Employer contributions and certain earnings, including dividends and gain or loss from the sale of securities realized by the Plan, must be reported as income by participants annually. The participants' Employer and/or the Plan trustee will notify each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.

                       ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2001

-------------------------------------------------------------------------------

                                                                               December 31, 2001
                                                                               -----------------
                                                                Number                                  Market
Description of Asset                                           of Shares             Cost                Value
--------------------                                           ---------             ----                -----

Metropolitan Financial Corp. common stock                         65,930          $   263,093        $   201,087

Cash and cash equivalents                                                         $        11        $        11


                                                                               December 31, 2000
                                                                               -----------------

                                                                Number                                  Market
Description of Asset                                           of Shares             Cost                Value
--------------------                                           ---------             ----                -----

Metropolitan Financial Corp. common stock                         42,000          $   182,734        $    99,750

Cash and cash equivalents                                                         $       201        $       201
